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                                                                     Exhibit 2.1

                            ASSET PURCHASE AGREEMENT

      This Asset Purchase Agreement (the "Agreement") is entered into as of June __, 2003 (the "Effective Date"), by and between Dura*Kold Corporation, an Oklahoma corporation ("Seller"), and dj Orthopedics, LLC, a Delaware limited liability company ("Buyer").

                                 R E C I T A L S

      WHEREAS, Seller manufactures and sells a line of proprietary cold wrap products for orthopedic and medical applications as well as applications in other fields; and

      WHEREAS, Buyer manufactures, markets and sells products and services in the orthopedics sports medicine market and is interested in acquiring substantially all of the assets and operations of Seller's business relating to its orthopedic and other medical product lines (hereinafter, the "Acquired Business"); and

      WHEREAS, pursuant to the terms and conditions of this Agreement, Buyer desires to acquire, and Seller desires to sell, the assets and operations of the Acquired Business.

                                A G R E E M E N T

      NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE 1

                           PURCHASE AND SALE OF ASSETS

      1.1 Purchase and Sale of Assets. Subject to the terms and conditions of this Agreement, at the Closing (as defined below) Seller shall sell, transfer, convey, assign and deliver to Buyer, free and clear of any and all liens, pledges, claims, security interests, encumbrances, charges, restrictions or liabilities of any kind, and Buyer shall purchase, acquire and accept from Seller, all of Seller's right, title and interest in and to the following properties and assets insofar as they are used in or relate to the Acquired Business as of the Closing Date (collectively, the "Purchased Assets"). For this purpose, the "Acquired Business" of Seller does not include those assets and operations devoted to, or derived from, the sale of products to athletic goods distributors, equine goods distributors and for use as cooling vests, nor does such term include Seller's products under development for applications in OB/GYN and plastic surgery (all of such excluded product lines are described more particularly on Schedule 1.1 hereto and referred to herein as the "Excluded Business").

            (a) Those items of manufacturing equipment owned by Seller and listed on Schedule 1.1(a);

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            (b) Those customer and vendor agreements and contracts, licenses, leases and other agreements, whether oral or written, as listed or described on Schedule 1.1(b) hereto (all such agreements and contracts being referred to herein as the "Contracts"), to which Seller is a party and which Buyer has agreed to assume pursuant to Section 1.3 below, and any rights associated therewith or deposits or other prepayments made by Seller thereunder;

            (c) All rights in and to the patents, patent applications, trademarks, trade names, copyrights, and other proprietary intellectual property listed or described on Schedule 1.1(c) hereto, as well as engineering drawings and designs, manufacturing processes and techniques, technical data and information and other trade secrets and know-how related to the Acquired Business (hereinafter the "Purchased Intellectual Property");

            (d) All inventories of finished goods, work in progress and raw materials relating to the Acquired Business, including but not limited to those items listed or described on Schedule 1.1(d) hereto to the extent that they exist on the Closing Date (collectively, the "Inventory");

            (e) All accounts receivable of Seller relating to the Acquired Business, including but not limited to those accounts receivable listed on
      Schedule 1.1(e) hereto to the extent that they exist on the Closing Date (hereinafter, the "Accounts Receivable");

            (f) All customer lists, supplier lists, sales files, business development information, databases, price lists and pricing records and schedules, accounting records, sales literature and general intangibles relating to the Acquired Business, licenses to conduct the Acquired Business (to the extent transferable), and any other books, documents, instruments and records used by the Seller to conduct the Acquired Business (collectively, the "Other Assets"); and

            (g) All goodwill associated with the Acquired Business, including the name "Dura*Kold".


            1.2 Consideration. In consideration for the sale, assignment, transfer and delivery of the Purchased Assets, Buyer shall do the following:

            (a) Pay Seller in readily available funds at the Closing pursuant to wire transfer instructions provided by Seller to Buyer prior to the Closing Date the sum of $2,450,000;

            (b) Assume the Assumed Liabilities (defined below in Section 1.4);
      and

            (c) Pay Seller an additional sum of $400,000 in readily available funds on the date that is six months after the Closing Date, less any amount thereof withheld to cover any claims or losses coming within Seller's indemnification obligations pursuant to Section 8.2 hereof.

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      1.3 Assumption of Liabilities. Buyer agrees to assume all obligations to be performed after the Closing under the Contracts set forth on Schedule 1.1(b) hereto, and except for said obligations under the Contracts, Buyer expressly does not, and shall not, assume or be deemed to assume, under this Agreement or otherwise by reason of the transactions contemplated hereby, any of the liabilities, obligations or commitments of Seller of any nature whatsoever, whether relating to the Acquired Business or otherwise.

      1.4 Assignment of Contracts. Seller and Buyer agree to cooperate in securing any required third party consents to the assignment or novation, as applicable, of the Contracts prior to the Closing or as soon thereafter as practicable. As to any Contracts on which required consents are not obtained prior to Closing, the Contracts shall, pending such consent, be performed by Buyer as a subcontractor to Seller with a complete pass-through to Buyer of the terms, conditions, rights and obligations under the Contract, subject to further agreement of the parties pursuant to the Transition Agreement (as defined below).

      1.5 Collection of Accounts Receivable. The parties agree to cooperate in the collection of the Accounts Receivable assigned to Buyer hereunder. Seller shall promptly remit to Buyer any payments received on such Accounts Receivable after the Closing Date, and Buyer shall likewise remit promptly to Seller any payments received after the Closing Date that relate to the Excluded Business.

      1.6 Guaranty of Accounts Receivable. Seller agrees to guarantee the payment in full of the Accounts Receivable (other than those Accounts Receivable from Buyer) over an initial, aggregate threshold of $1,000. If any such Accounts Receivable remain unpaid one hundred eighty (180) days after the Closing Date, Seller shall pay Buyer at such time the total amount remaining unpaid on such Accounts Receivable in excess of $1,000. Buyer agrees to provide notice to Seller of such unpaid amount and copies of its records showing the unpaid balance on such Accounts Receivable. Upon Seller's request following payment under such guaranty, Buyer shall assign back to Seller any such unpaid Accounts Receivable to permit Seller to take collection action.

      1.7 Allocation of Purchase Price. Schedule 1.7 hereto sets forth the parties' agreement on the allocation of the purchase price under this Agreement among the Purchased Assets. Each party agrees to follow such allocation in all reports and returns filed with applicable taxing authorities.

                                    ARTICLE 2

                         REPRESENTATIONS AND WARRANTIES
                                  OF THE SELLER

           The Seller represents and warrants to the Buyer as follows:

      2.1 Organization and Good Standing. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma. The Seller is duly qualified to transact business and is in good standing in every jurisdiction in which the character of its

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business makes such qualification necessary, except for where the failure to be so qualified would not have a material adverse effect on the Seller or its business, assets, properties, prospects, financial condition or results of operations (a "Material Adverse Effect"), all of which jurisdictions are listed on Schedule 2.1 attached hereto. The Seller has all necessary corporate power and authority, including all necessary licenses and permits, to carry on its business as it is now being conducted, and to own or lease and operate its properties and assets.

      2.2 Authorization and Approvals. The Seller has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of Seller, enforceable in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency, moratorium or other laws relating to or affecting the enforcement of creditors' rights and remedies generally; and except as enforcement may be limited by general principles of equity. This Agreement has been, or will be prior to the Closing Date, duly and validly authorized by and approved by all requisite corporate action on the part of the Seller's Board of Directors and stockholders. No further approvals or consents by, or filings with, any federal, state, municipal, foreign or other court or governmental or administrative body, agency or other third party is required in connection with the execution and delivery by the Seller of this Agreement, or the consummation by the Seller of the transactions contemplated hereby, except for those which, if not obtained, would not have a material adverse impact on the ability of the Seller to carry on the Acquired Business as currently conducted or the ability of the Seller to execute and deliver this Agreement or to consummate the transactions contemplated hereby.

      2.3 No Conflicts. Except as set forth on Schedule 2.3 attached hereto, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) violate any provision of the charter or Bylaws of the Seller, (b) violate, or be in conflict with, or constitute a default (or other event which, with the giving of notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any material lease, license, promissory note, contract, agreement, mortgage, deed of trust or other instrument or document to which the Seller is a party or by which the Seller or any of its properties or assets may be bound,
(c) violate any order, writ, injunction, decree, law, statute, rule or regulation of any court or governmental authority applicable to the Seller or any of its properties or assets or (d) give rise to a declaration or imposition of any claim, lien, charge, security interest or encumbrance of any nature whatsoever upon any of the assets of the Seller.

      2.4 Taxes. The Seller has paid or caused to be paid within the time and in the manner prescribed by law all Federal, state and local taxes of any type, including without limitation, income, franchise, gross receipts, sales or property taxes, payable or due from and owed by the Seller for all periods ending on or prior to the date hereof except for taxes which are accrued but not yet due and payable. The Seller has collected all sales, use and value added taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate governmental authorities and has furnished properly completed exemption certificates for all exempt transactions. The Seller has properly withheld income and social security or other similar taxes and paid payroll taxes with respect to all persons properly characterized as employees for federal, state or local tax

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purposes. None of the assets of the Seller are subject to any liens in respect of taxes (other than for current taxes not yet due and payable).

      2.5 Fixed Assets. The fixed assets set forth on Schedule 1.1(a) hereto are in good operating condition and repair, normal wear and tear excepted, and are adequate for the uses to which they are being put. None of such fixed assets is in need of maintenance or repairs, except for ordinary, routine maintenance and repairs.

      2.6 Contracts. Schedule 1.1(b) hereto contains a complete, current and correct list of all material contracts, commitments, obligations or agreements of the Seller, whether written or oral, formal or informal, relating to the Acquired Business. To the knowledge of the Sellers, no event has occurred which would constitute a default (or any event which, with the giving of notice or lapse of time or both, would constitute a default) under any term or provision of any of the Contracts and thereby allow a party thereto to terminate or claim damages therefor. Each of the Contracts is in full force and effect and is the legal, valid and binding obligation of the Seller and, to the knowledge of the Seller, of the other parties thereto, enforceable in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency, moratorium or other laws relating to or affecting the enforcement of creditors' rights and remedies generally and except as enforcement may be limited by general principles of equity. The Seller is not a party to any Contract that restricts Seller, or after the Closing Date Buyer, from carrying on the Acquired Business or any part thereof, or from competing in any line of business with any person, corporation or entity, except for the non-compete agreements provided in section 4.3(i).

      2.7 Inventory. All inventory of the Acquired Business, as of May 31, 2003, whether constituting finished goods, work in progress or raw material, is shown on Schedule 1.1(d). All of such inventory is usable and saleable in the ordinary course of business within a reasonable period of time, unless shown on Schedule 1.1(d) as subject to a reserve for inventory reasonably anticipated to be or become excess or obsolete.

      2.8 Title to Assets. Except as set forth on Schedule 2.8, Seller has good, valid and marketable title to all Purchased Assets. All such assets are free and clear of title defects or objections, liens, claims, charges, pledges, security interests, easements, title retention agreements or other encumbrances of any kind or nature whatsoever, except for liens, taxes and assessments not yet due and liens of landlords, warehousemen, mechanics and materialmen arising by law or in the ordinary course of business that do not materially adversely affect the Purchased Assets or the operation of the Acquired Business.

      2.9 Financial Statements. Seller has delivered to Buyer the following financial statements, all of which are attached to this Agreement as Schedule 2.9: (i) statements of operating results and cash flows for the years ended December 31, 2001 and 2002 and balance sheets at December 31, 2001 and 2002, together with the unqualified audit opinion of Grant Thornton, LLP, and (ii) an unaudited balance sheet as of April 30, 2003 (the "Balance Sheet") and statement of operating results for the four months then ended (all of such financial statements are collectively referred to herein as the "Financial Statements"). The Financial Statements (i) have been prepared in conformity with generally accepted accounting principles

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consistently applied with prior periods, and (ii) fairly present the financial condition and results of operations of the Seller as of the dates and for the periods indicated therein. The Balance Sheet accurately reflects all liabilities, obligations and commitments of any nature (whether absolute, accrued, contingent or otherwise and whether matured or unmatured) of the Seller except (a) liabilities, obligations or commitments incurred since the date of the Balance Sheet in the ordinary course of business and consistent with past practice and (b) other liabilities or obligations not required to be shown on a balance sheet prepared in accordance such accounting principles.

      2.10 Intellectual Property.

            (a) Schedule 1.1(c) hereto sets forth a complete list of all registered (and material unregistered) trademarks, trade names, patents, patent applications and invention disclosures which are, have been or are presently planned to be used in the Acquired Business (the "Intellectual Property"). Except as set forth on Schedule 1.1(c), (i) each of the items of Intellectual Property is valid and registered in the name of the Seller on the Principal Register of the United States Patent and Trademark Office and in the foreign countries indicated thereon, (ii) the Seller has no knowledge of any infringement by others, (iii) to Seller's knowledge, the continued use of such items in the Acquired Business will not result in any infringement of the rights of others, (iv) the Seller is the sole legal owner of such items in all jurisdictions in which Seller uses, has used or plans to use any such item and Seller has no knowledge of any claim by any other person that such person is the legal owner of such item; and (v) the Seller has not granted any license or right to use any Intellectual Property to any other person.

            (b) The Intellectual Property and other items of proprietary intellectual property listed or described on Schedule 1.1(c) constitute all such intellectual property used by Seller in the conduct of the Acquired Business and there is no other intellectual property of Seller or, to Seller's knowledge, of a third party required to conduct of the Acquired Business in the manner in which it is now conducted or proposed to be conducted by Seller.

            (c) Seller has no knowledge of any infringement, illicit copying, misappropriation or violation of any third party intellectual property rights that has occurred, or would reasonably be expected to occur, with respect to Seller's use of the Purchased Intellectual Property or Licensed Intellectual Property.

            (d) There are no material agreements requiring the Seller to make payments or provide any consideration for, or restricting the Seller's right to use, any intellectual property rights of third parties in the Acquired Business.

      2.11 Accounts Receivable. The Accounts Receivable shown in Schedule 1.1(e) hereto constitute all of the accounts receivable of the Acquired Business as of May 31, 2003, and represent bona fide sales actually made or services actually performed on or prior to such date in the ordinary course of business of Seller and consistent with past practices. To Seller's knowledge, there is no contest, claim or right of set-off contained in any oral or written agreement with any account debtor relating to the amount or validity of any Account Receivable, or any other Account Receivable

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created after May 31, 2003. The Accounts Receivable are valid and, to Seller's knowledge, collectible in the ordinary course of business.

      2.12 Licenses and Permits. Schedule 2.12 attached hereto contains a complete, current and correct list of all governmental licenses, including but not limited to licenses granted by the U.S. Food and Drug Administration, permits, franchises, rights and privileges, if any, necessary for or material to the present conduct of the Acquired Business (the "Licenses"). The Seller possesses all such Licenses, and each of the Licenses is in full force and effect. There are no pending or, to the best knowledge of the Seller, threatened claims or proceedings challenging the validity of or seeking to revoke or discontinue, any of the Licenses.

      2.13 Customer and Supplier Relationships. Schedule 2.13 identifies the customers and suppliers of the Acquired Business that transacted at least $25,000 of business with Seller in 2002 and indicates the level of business done with each such customer or supplier during the twelve months ended May 31, 2003. Except for the transaction contemplated by this Agreement, Seller has received no notice nor is in possession of any actual knowledge which might reasonably indicate that any of the current customers, subcontractors or suppliers of the Acquired Business intends to cease retaining, purchasing from, selling to or dealing with the Seller in the manner in which such transactions have previously occurred, nor has the Seller received any notice or is in possession of any actual knowledge which might reasonably lead it to believe that any current client, customer, subcontractor or supplier of the Acquired Business intends to alter in any respect the amount of such retention, purchases or sales or the extent of dealings with the Seller or would alter in any respect any such retention, purchases, sales or dealings in the event of the consummation of the transactions contemplated hereby. Seller is current and in full compliance in all material respects with its obligations to its suppliers and subcontractors of the Acquired Business.

      2.14 Compliance With Laws. Seller has conducted the Acquired Business in compliance with, and is not in violation of, applicable laws, statutes, ordinances, rules, regulations, orders and other requirements of all national governmental authorities, and of all territories, states, municipalities and other political subdivisions and agencies thereof, having jurisdiction over the Seller and its business, including without limitation all such laws, regulations, ordinances and requirements relating to insurance, environment, antitrust, consumer protection, labor and employment, zoning and land use, immigration, health, and occupational safety, except where the failure to be in compliance would not have a material adverse effect on the Acquired Business. The Seller has not received any written notification of any asserted present or past failure by Seller to comply with any laws, statutes, ordinances, rules, regulations, orders or other requirements, the failure of which would have a material adverse effect on the assets or operations of the Acquired Business.

      2.15 Litigation.

            (a) There is no pending or, to the best knowledge of the Seller, threatened action, suit, arbitration proceeding, investigation or inquiry before any court or governmental or administrative body or agency, or any private arbitration tribunal, against, relating to or affecting the Acquired Business, or the transactions contemplated by this Agreement, nor to the best knowledge of

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the Seller, are there any facts or circumstances which could reasonably lead to or provide the basis for any such threatened action, suit, arbitration proceeding, investigation or inquiry.

            (b) There is not in effect any order, judgment or decree of any court or governmental or administrative body or agency enjoining, barring, suspending, prohibiting or otherwise limiting Seller or any officer, director or employee of Seller from conducting or engaging in any aspect of the Acquired Business, or requiring Seller or any officer, director or employee of Seller to take certain action with respect to any aspect of the Acquired Business.

            (c) The Seller is not in violation of or in default under any order, judgment, writ, injunction or decree of any court or governmental or administrative body or agency.

      2.16 Brokers and Finders. Seller has not engaged or authorized any broker, finder, investment banker or other third party to act on its behalf, directly or indirectly, as a broker, finder, investment banker or in any other like capacity in connection with this Agreement or the transactions contemplated hereby, nor has Seller consented to or acquiesced in anyone so acting. Seller knows of no claim for compensation from any such broker, finder, investment banker or other third party for so acting on behalf of Seller or any basis for such a claim.

      2.17 Product Liability and Warranties. Schedule 2.17 sets forth the policies of product liability insurance maintained by Seller and covering the products of the Acquired Business, including the insurer, policy limits, deductibles and term. Each product of the Acquired Business designed, manufactured, sold, or delivered by the Seller has been produced and sold in conformity in all material respects with all applicable contractual commitments and all express and implied warranties. Seller does not have any knowledge of the existence or of any liability (and, to the knowledge of the Seller, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand giving rise to any liability) for replacement or repair thereof or other damages in connection therewith. No product or service of the Acquired Business designed, manufactured, sold, or delivered by the Seller is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale.

      2.18 Absence of Certain Changes. Since April 30, 2003 Seller has conducted the Acquired Business in the ordinary course consistent with past practice and, except as disclosed in Schedule 2.18, there has not been:

            (a) any event, occurrence or development of a state of circumstances or facts relating to the Purchased Assets or the Acquired Business which, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect thereon;

            (b) any sale, lease, license or other disposition of any assets or properties of the Acquired Business, other than in the ordinary course of business consistent with past practices;

            (c) any creation or assumption by Seller of any lien, encumbrance or other charge on any of the Purchased Assets;


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            (d) any material condemnation, seizure, damage, destruction or other casualty loss (whether or not covered by insurance) affecting any of the Purchased Assets;

            (e) any material change or notice of pending material change in the level or nature of business to be done with Seller by any customer or supplier of the Acquired Business except for the transactions contemplated by this Agreement; or

            (f) any notice of default or any other claim, allegation or other assertion that Seller has been or will be in breach or violation of any provision of any contract, agreement or instrument to which Seller is a party and which is included in the Purchased Assets or the Assumed Liabilities.

                                    ARTICLE 3

                         REPRESENTATIONS AND WARRANTIES
                                    OF BUYER

             Buyer represents and warrants to the Seller as follows:

      3.1 Organization and Power. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate its properties, and to carry on its business, as such is now being conducted.

      3.2 Authorization and Enforceability of Agreements. Buyer has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency, moratorium or other laws relating to or affecting the enforcement of creditors' rights and remedies generally and except as enforcement may be limited by general principles of equity. This Agreement been duly and validly authorized by and approved by all requisite corporate action on the part of Buyer. No further approvals or consents by, or filings with, any federal, state, municipal, foreign or other court or governmental or administrative body, agency or other third party is required in connection with the execution and delivery by Buyer of this Agreement or the consummation by Buyer of the transactions contemplated hereby, except for those which, if not obtained, would not have a material adverse impact on the ability of Buyer to execute and deliver this Agreement, or to consummate the transactions contemplated hereby.

      3.3 No Conflicts. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (a) violate any provisions of the charter or Bylaws of Buyer, (b) violate, or be in conflict with, or constitute a default (or other event which, with the giving of notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any material lease, license, promissory note, contract, agreement, mortgage, deed of trust or other instrument or document to which Buyer is a party or by which Buyer or any of its properties or assets

                                       9
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may be bound, (c) violate any order, writ, injunction, decree, law, statute, rule or regulation of any court or governmental authority applicable to Buyer or any of its properties or assets or (d) give rise to a declaration or imposition of any claim, lien, charge, security interest or encumbrance of any nature whatsoever upon any of the assets of Buyer's businesses.

      3.4 Brokers and Finders. Buyer has not engaged or authorized any broker, finder, investment banker or other third party to act on behalf of Buyer, directly or indirectly, as a broker, finder, investment banker or in any other like capacity in connection with this Agreement or the transactions contemplated hereby, or consented to or acquiesced in anyone so acting, and Buyer does not know of any claim for compensation from any such broker, finder, investment banker or other third party for so acting on behalf of Buyer or of any basis for such a claim.

                                    ARTICLE 4

                              CONDITIONS TO CLOSING

      4.1 General Conditions. The obligations of the parties to effect the Closing and consummate the transactions described herein shall be subject to the following conditions unless waived in writing by all parties:

            (a) No Orders; Legal Proceedings. No law or order shall have been enacted, entered, issued, promulgated or enforced by any governmental entity, nor shall any action have been instituted and remain pending or have been threatened and remain so by any governmental entity at what otherwise would be the Closing Date, which prohibits or restricts or would (if successful) prohibit or restrict the transactions contemplated by this Agreement or which would not permit the Acquired Business to continue to be conducted as presently conducted unimpaired following the Closing Date.

            (b) Third Party Approvals. To the extent required by applicable law, all permits, consents, approvals and waivers required to be obtained from, and notices required to be given to, any governmental entity or a third party (other than those third party consents which the parties agree shall be obtained post-Closing) shall have been received, obtained or given, as the case may be, on or prior to the Closing Date.

            (c) No Actions. No action or proceeding shall have been instituted or threatened by any governmental agency or regulatory body, nor any preliminary nor permanent injunction issued by any court or public authority, restraining or prohibiting the transactions contemplated by this Agreement.

      4.2 Conditions to Obligations of Seller. The obligation of Seller to effect the Closing is subject to the fulfillment, prior to or at the Closing, of each of the following conditions, except to the extent waived in writing by
Seller:

            (a) Representations and Warranties. The representations and warranties of Buyer contained in this Agreement or in any certificate, schedule, exhibit or other document

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      delivered pursuant to the provisions of this Agreement, or in connection herewith, shall be true and correct in all material respects as of the date when made and again at and as of the Closing Date as though made at that time.

            (b) Covenants. Buyer shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed or complied with by Buyer prior to or at the Closing Date.

            (c) Closing Certificate. Seller shall have received a certificate, dated the Closing Date, from an officer of Buyer, stating that each of the conditions set forth in section 4.1(a), (b) and (c) and 4.2(a) and (b) hereof, to the best of his or her knowledge, has been satisfied.

            (d) Transition Agreement. Buyer shall have executed and delivered to Seller the Transition Agreement in the form of Exhibit A hereto relating to the conduct of the Acquired Business for a period of time following the Closing (the "Transition Agreement").

            (e) Assignment and Assumption Agreement. Buyer shall have executed and delivered to Seller the Assignment and Assumption Agreement in the form of Exhibit B hereto evidencing Seller's assignment of contracts and Buyer's assumption of liabilities pursuant to section 1.4 hereof (the "Assumption Agreement").

            (f) Initial Payment. Buyer shall have satisfied the payment obligation set forth in section 1.3(a) hereof.

      4.3 Conditions to Obligations of Buyer. The obligation of Buyer to effect the Closing is subject to the fulfillment, prior to or at the Closing, of each of the following conditions, except to the extent waived in writing by Buyer:

            (a) Representations. The representations and warranties of Seller contained in this Agreement or in any certificate, schedule, exhibit or other document delivered pursuant to the provisions of this Agreement, or in connection herewith, shall be true and correct in all material respects as of the date when made, and again at and as of the Closing Date as though made at that time.

            (b) Covenants. Seller shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

            (c) Consents and Assignments. Seller shall have obtained and provided to Buyer each third party or governmental approval or consent required for Seller to consummate the transactions under this Agreement, each in form and substance reasonably satisfactory to Buyer.

            (d) Closing Certificate. Buyer shall have received a certificate dated the Closing Date from an officer of Seller stating that each of the conditions set forth in section 4.1(a),

      (b) and (c) and section 4.3(a), (b) and (c) hereof, to the best of his or her knowledge, has been satisfied.

            (e) Due Diligence. Buyer shall have approved, in its sole and absolute discretion, its due diligence review of the Purchased Assets and the Acquired Business.

            (f) Bill of Sale. Seller shall have delivered to Buyer a duly authorized and executed Bill of Sale in the form of Exhibit C hereto.

            (g) Absence of Liens. At or prior to the Closing, Seller shall have delivered to Buyer a UCC search report dated as of a recent date issued by the clerk of Oklahoma County and each other county of other states, if any, in which Seller is qualified to do business indicating that there are no filings under the Uniform Commercial Code on file with such counties which name Seller as debtor or otherwise indicating any lien on the Purchased Assets, except for (i) the liens which Buyer has approved, in its sole discretion, and (ii) liens with respect to which Seller will deliver releases on or before the Closing Date duly executed by the lender or other creditor which is the holder of such lien.

            (h) Transition Agreement. Seller shall have executed and delivered to Buyer the Transition Agreement.

            (i) Non-Compete Agreements. Each of Jim Dixon and Keith Brink shall have executed and delivered to Buyer a non-compete agreement in the form of Exhibit D-1 hereto, and Dan Gibson shall have executed and delivered to Buyer a non-compete agreement in the form of Exhibit D-2 hereto..

            (j) Assignment and Assumption Agreement. Seller shall have executed and delivered to Buyer the Assignment and Assumption Agreement in the form of Exhibit B hereto evidencing Seller's assignment of contracts and Buyer's assumption of liabilities pursuant to section 1.4 hereof (the "Assumption Agreement").

            (k) Patent and Trademark Assignments. Seller shall have executed and delivered to Buyer patent and trademark assignments in the form of Exhibit E-1 and E-2, respectively, hereto relating to the patents and trademarks included within the Purchased Intellectual Property.

                                    ARTICLE 5

                                     CLOSING

      5.1 Closing. The Closing shall be held at 10:00 a.m. Pacific Standard Time on or before June 30, 2003 (the "Closing Date") at the corporate offices of Buyer or such other place as shall be mutually agreed by the parties hereto. On the Closing Date, the documents and instruments described in Article 4 shall be exchanged by the parties, and all other actions contemplated by this Agreement to be completed at the Closing shall be completed.

      5.2 Simultaneous Transactions. All transactions to be effectuated at the Closing shall be deemed to have taken place simultaneously, and no such transaction shall be deemed to have been completed until all transactions are completed and all documents delivered.

                                    ARTICLE 6

                     CERTAIN OTHER COVENANTS AND AGREEMENTS

      6.1 Consents and Filings Each party shall use all commercially reasonable efforts to obtain or make, as the case may be, as soon as possible, all filings and requests for governmental approvals as may be required to be obtained or made by it in order to enable such party to perform its obligations under this Agreement.

      6.2 Announcements. The parties acknowledge that Buyer has issued a press release announcing the signing of a letter of intent regarding the transactions contemplated under this Agreement and that Buyer expects to issue another press release announcing the closing of the transactions hereunder. Buyer agrees to provide Seller with a draft of the proposed closing press release a minimum of 48 hours prior to its scheduled release for review and comment. No party will issue any other press release or otherwise make any other public statement with respect to the transactions contemplated hereby without the prior written consent of the other party, except as and to the extent that such party determines in good faith that it is so obligated by law or stock exchange rules, in which case such party shall give notice to the other party in advance of such party's intent to make such announcement or issue such press release and the parties hereto shall use all reasonable efforts to cause a mutually agreeable release or announcement to be issued.

      6.3 Delivery of Books and Records. At the Closing, Seller will deliver to Buyer all original contracts, books and records that are directly and solely related to the Purchased Assets and Assumed Liabilities, together with complete copies of all other documents or software relating to the Acquired Business which are requested by Buyer.

      6.4 Cooperation and Further Assurance. After the Closing, the parties shall cooperate in good faith to facilitate the transfer of the Purchased Assets and the Acquired Business in the manner contemplated hereunder with minimum disruption for the parties. Each party shall provide the other such reasonable access to its books, records and employees as may be required to carry out the purposes of this section 6.4. In addition, each party will execute such further documents and instruments as the other may reasonably request to reflect the transactions contemplated hereunder and to vest in Buyer full title to the Purchased Assets.

      6.5 Transfer Taxes. All sales, use, transfer, stamp, conveyance, or other similar taxes, duties, excises or governmental charges imposed by any governmental authority, domestic or foreign, with respect to the sale or transfer of the Purchased Assets shall be borne entirely by Seller.

      6.6 Transaction Expenses. Each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby, whether or not the Closing occurs.

      6.7 Conduct of Business. The parties are now conducting, and have for several years prior to this Agreement conducted, business in which Seller manufactures and sells to Buyer products that Buyer distributes in the orthopedics and other medical market. Inventories and accounts receivable related to this business are included within the Purchased Assets. Each of Buyer and Seller covenants to continue to conduct this business through the Closing Date in the ordinary course and consistent with past practice.

      6.8 Use of Dura*Kold Name. Buyer agrees that Seller may use the name "Dura*Kold" in connection with products sold by Seller in the Excluded Business for a period of one year following the Closing Date. Seller agrees that it will, on or before one year after the Closing Date, change its corporate name in the State of Oklahoma and any other state in which it is qualified to do business to delete any reference to the name "Dura*Kold" or any variation thereof.

      6.9 Dan Gibson. Buyer agrees to offer employment to Dan Gibson, to be effective on the Closing Date, on terms and conditions mutually acceptable to Buyer and Mr. Gibson. Buyer is not otherwise agreeing or committing to offer employment to, or employ, any of the current employees of Seller.

      6.10 Bulk Sales. Buyer hereby waives compliance by Seller with the provisions of any applicable state bulk transfer statutes and Seller covenants and agrees to pay and discharge when due all undisputed claims of creditors asserted against Buyer or any affiliate thereof by reason of any failure of Seller to comply, and to indemnify Buyer and any affiliate thereof fully in respect thereof, which indemnity shall survive the Closing and shall not be subject to the limitations of sections 8.1 and 8.4.

      6.11 Non-compete and Nonsolicitation. In consideration of the purchase price paid by Buyer hereunder and the other covenants and agreements contained herein, Seller hereby agrees, for a period of five (5) years following the Closing Date, that neither it nor any successor to, or assignee of, the Excluded Business shall, directly or indirectly, use or disclose any confidential information or trade secrets of the Acquired Business (except as necessary to conduct the Excluded Business) or engage directly, or indirectly as the owner, stockholder, partner or agent or in any other capacity or manner whatsoever for a competitor of the Buyer, or any affiliate of the Buyer, in any business activity related to the Acquired Business, as currently engaged in, or as proposed to be engaged in, during said five-year period, within the State of Oklahoma or within the United States. Excluded from the foregoing non-compete covenant are any activities of Seller in the conduct of the Excluded Business. Seller further agrees and covenants that it shall not, nor shall any of its directors, officers, employees or agents, solicit, divert or attempt to divert from the Buyer any business of, any customer of, or any employee of the Buyer or any former employee having been employed by the Buyer within the previous year. This non-compete and nonsolicitation covenant and agreement shall be binding on Seller and its successors and assigns. Seller's obligations under this section 6.11 shall survive the Closing and continue for the full duration of the five-year period mentioned above and shall not be subject to the limitations on liability set forth in section 8.4 below.

      6.12 License for Excluded Business. Buyer hereby grants to Seller, effective on the Closing Date, a fully paid-up, non-exclusive, irrevocable, world-wide, transferable license, with right to sublicense, to utilize the Purchased Intellectual Property in the development, manufacture, use, sale or lease of products or services in applications coming within the Excluded Business; provided, however, that Seller's right to use the name "Dura*Kold" or any variation thereof shall be limited as provided in section 6.8 above. Such license includes the right to practice the claims under the patents included in the Purchased Intellectual Property in all countries of the world in which such patents are issued.

                                    ARTICLE 7

                            TERMINATION OF AGREEMENT

            7.1 Termination. This Agreement may be terminated and the transactions contemplated hereunder abandoned at any time prior to the Closing Date, as follows, and in no other manner:

                  (a) By written agreement of Buyer and Seller;

                  (b) By Buyer if (i) at any time Buyer has reasonable grounds to believe, and does believe, that there has been a material misrepresentation, breach of warranty or breach of covenant on the part of Seller in any of the representations, warranties or covenants under this Agreement which breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given to Seller; or (ii) any of the conditions set forth in section 4.1 or 4.3 hereof shall not have been met in all material respects by June 30, 2003.

                  (c) By Seller if (i) at any time Seller has reasonable grounds to believe, and does believe, that there has been a material misrepresentation, breach of warranty or breach of covenant on the part of Buyer in any of the representations, warranties or covenants under this Agreement which breach is not curable, or if curable, is not cured within 30 days after written notice of such breach is given to Buyer, or (ii) any of the conditions set forth in section 4.1 or 4.2 hereof shall not have been met in all material respects by June 30, 2003.

            7.2 Effect of Termination. In the event that this Agreement shall be terminated pursuant to Section 8.1, all obligations of the parties hereto under this Agreement shall terminate without further liability or obligation of either party to the other, including liability for damages.

            7.3 Costs and Expenses. Upon termination of this Agreement, all expenses incurred in connection with the transactions contemplated herein, including but not limited to legal and accounting expenses, shall be borne by the respective party incurring such expenses.

                                    ARTICLE 8

                    SURVIVAL OF REPRESENTATIONS, WARRANTIES,
                COVENANTS AND RELATED AGREEMENTS; INDEMNIFICATION

      8.1 Survivability Period. The warranties and representations made by the Seller, or by Buyer, in this Agreement or in any document, certificate, schedule or instrument delivered in connection herewith shall survive the Closing and shall continue in effect, notwithstanding any investigation by or on behalf of any party, for six (6) months following the Closing, except that representations and warranties set forth in Sections 2.4 and 2.8 shall survive the Closing in accordance with applicable statute of limitations (the "Liability Period").

      8.2 Indemnity by the Seller. The Seller shall indemnify and hold harmless, Buyer and the officers, directors, agents, affiliates and representatives of Buyer or any of them (the "Buyer Indemnitees") from and against, and shall reimburse the Buyer Indemnitees for any loss, liability, damage or expense, including reasonable attorneys' fees and costs of investigation incurred as a result thereof, that the Buyer Indemnitees shall incur or suffer (collectively "Buyer's Recoverable Losses"), arising out of or resulting from (a) a breach or default by Seller of or under (i) any representation or warranty contained in
Article 2 hereof; (ii) any agreement or covenant under or pursuant to this Agreement; (iii) any document, certificate, schedule or instrument delivered by or on behalf of the Seller pursuant hereto, or (b) the use or possession of the Purchased Assets, or the operation of the Acquired Business, on or before the Closing Date (other than the Assumed Liabilities).

      8.3 Indemnity by Buyer. Buyer shall indemnify and hold harmless the Seller and the officers, directors, agents, affiliates and representatives of Seller or any of them (the "Seller Indemnitees") from and against, and shall reimburse the Seller Indemnitees for any loss, liability, damage or expense, including reasonable attorneys' fees and cost of investigation incurred as a result thereof, that the Seller Indemnities shall incur or suffer (collectively, "Seller's Recoverable Losses") resulting from (a) a breach or default by Buyer of or under (i) any representation or warranty contained in Article 3 hereof;
(ii) any agreement or covenant under or pursuant to this Agreement; or (iii) any document, certificate, schedule or instrument delivered by or on behalf of Buyer in connection herewith, or (b) the use or possession of the Purchased Assets, or the operation of the Acquired Business, after the Closing Date.

      8.4 Limitations on Liability. Seller shall not be obligated for Buyer's Recoverable Losses under section 8.2(a) above unless and until such loss, individually, or in the aggregate, shall have exceeded $25,000, in which case such liability shall be for all amounts in excess thereof. Additionally, Seller shall not be obligated for Buyer's Recoverable Losses under section 8.2(a) above to the extent such losses exceed $2,850,000 in the aggregate.

      8.5 Claims for Indemnification; Disputes

            (a) Claims for Indemnification. Any party hereto shall give Seller or Buyer, as the case may be (the "Indemnitor"), written notice (the "Claim Notice") of any claim (including the receipt of any demand) or the commencement of any action with respect to which indemnity may be sought (the "Claim" or the "Claims). The Claim Notice shall state (i) the aggregate amount of Buyer's Recoverable Losses or Seller's Recoverable Losses (in either case, "Recoverable Losses") as to which indemnification is being sought (which amount may be estimated and updated from time to time), (ii) the components of the amount of Recoverable Losses for which indemnification is being sought (which components may be estimated and updated from time to time); and (iii) the specific grounds upon which the Claim for indemnification is being made. The right to indemnification for a Claim shall be deemed to be accepted by the Indemnitor unless, within 30 days after the Indemnitor's receipt of the Claim Notice, the Indemnitor shall notify the claimant in writing that it objects to the right to indemnification with respect to the Claim.

            (b) Resolution of Disputes. The parties shall undertake in good faith to or to have their representatives promptly meet and attempt to resolve all disputes regarding indemnification. If the parties are unable to resolve such disputes within 20 days, the resolution of the disputes shall be referred to and settled by arbitration to be held in Oklahoma City, Oklahoma and conducted in accordance with the then current Commercial Arbitration Rules of the American Arbitration Association. Judgment upon the award may be entered in any court of competent jurisdiction or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be. The successful or prevailing party shall be entitled to recover all attorneys' fees, expert witness fees and other costs incurred in such action, in addition to any other relief to which it may be entitled.

                                    ARTICLE 9

                               GENERAL PROVISIONS

      9.1 Entire Agreement; Modifications; Waiver. This Agreement and the agreements ancillary hereto, supersede any and all agreements heretofore made, written or oral, relating to the subject matter hereof, and constitute the entire agreement of the parties relating to the subject matter hereof. This Agreement may be amended only by an instrument in writing signed by Buyer and Seller. Inspection of documents or the receipt of information pursuant to this Agreement shall not constitute a waiver of any representation, warranty, covenant or condition hereunder. No waiver shall be binding unless executed in writing by the party making such waiver.

      9.2 Severability. If any clause or provision of this Agreement shall be held invalid or unenforceable by the final determination of a court of competent jurisdiction, and all appeals therefrom shall have failed or the time for such appeals shall have expired, such clause or provision shall be deemed eliminated from this Agreement but the remaining provisions shall nevertheless be given full force and effect.

      9.3 Successors and Assigns. Neither party hereto may assign or transfer all or a portion of its rights or obligations under this Agreement without the prior written consent of the other party. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of each of the parties hereto, and their respective successors and assigns.

      9.4 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

      9.5 Governing Law. This Agreement shall be construed and interpreted in accordance with the internal substantive laws of the State of Oklahoma.

      9.6 Notices. All notices required or desired to be given hereunder shall be given in writing and signed by the party so giving notice, and shall be effective when personally delivered, one business day after transmission if sent by facsimile or other overnight delivery service and appropriate confirmation is received, or five (5) days after being deposited in the United States mail, as certified or registered mail, return receipt requested, first class postage and fees prepaid, addressed as set forth below. Any party from time to time may change such party's address for giving notice by giving notice thereof in the manner outlined above:

                If to Buyer:

                         dj Orthopedics, LLC
                         2985 Scott Street
                         Vista, California  92083
                         Attention:    Donald M. Roberts
                         Facsimile:    (760) 734-3536

                If to the Seller:

                         Dura*Kold Corporation
                         3525 S. Purdue
                         Oklahoma City, Oklahoma  73179
                         Attention:    Jim Dixon
                         Facsimile:    (405) 943-9339

      9.7 Recitals, Schedules and Exhibits. The recitals, schedules and exhibits to this Agreement are incorporated herein and, by this reference, made a part hereof as if fully set forth at length herein.

      9.8 Section Headings. The section headings used herein are inserted for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                    DJ ORTHOPEDICS, LLC



                                    By:
                                       -----------------------------------------
                                         Name:
                                              ----------------------------------
                                         Title:
                                               ---------------------------------



                                    DURA*KOLD CORPORATION



                                    By:
                                       -----------------------------------------
                                         Name:
                                              ----------------------------------

                                         Title:
                                               ---------------------------------

                                LIST OF SCHEDULES

1.1                                 Excluded Business
1.1(a)                              Fixed Assets
1.1(b)                              Contracts
1.1(c)                              Purchased Intellectual Property
1.1(d)                              Inventory
1.1(e)                              Accounts Receivable

1.7                                 Allocation of Purchase Price
2.1                                 Foreign Qualifications
2.3                                 No Conflicts
2.8                                 Title to Assets
2.9                                 Financial Statements
2.12                                Licenses and Permits
2.13                                Customers and Suppliers
2.17                                Product Liability Insurance
2.18                                Absence of Certain Changes

                                LIST OF EXHIBITS

Exhibit A                          Transition Agreement
Exhibit B                          Assignment and Assumption Agreement
Exhibit C                          Bill of Sale
Exhibit D-1                        Non-Compete Agreement (Jim Dixon and Keith Brink)
Exhibit D-2                        Non-Compete Agreement (Dan Gibson)
Exhibit E-1                        Assignment of Patents
Exhibit E-2                        Assignment of Trademarks